WRITTEN RESPONSES TO SEC STAFF COMMENTS
                       MADE BY LETTER DATED March 2, 2006

      Auxilio, Inc. (the "Company"), in connection with the filing of a Form 10-K for the year ended December 31, 2004 filed with the SEC on April 19, 2005, the filing of a Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 18, 2005, and the filing of a Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on September 2, 2005, hereby makes the following responses to the SEC Staff comments made by letter dated March 2, 2006. For your ease of reference, the response is preceded by a reproduction of the Staff comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 18

Question 1. Your response to our previous comment one does not appear to address our request for a clear disclosure about your conclusion on the effectiveness of your disclosure controls and procedures. Your current language still implies that the controls are effective except for your controls surrounding the transactions and disclosure relating to the timely reconciliation of your income taxes. As previously requested, please revise this section to state in clear and unqualified language that your disclosure controls and procedures are effective or they are not effective. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

Response 1:

      Based on the above comment, and our follow-up discussions with SEC staff, we plan to revise our disclosure in Item 8A, through the filing of an amendment to our Form 10-KSB for the year ended December 31, 2004 filed with the SEC on April 19, 2005, to address your points of concern. The revised Item 8A will read as follows:

Item 8A. Controls and Procedures.

      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.


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      As of December 31, 2004, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.

      Our independent registered public accounting firm, Stonefield Josephson, Inc., advised us in connection with the completion of their audit for the year ended December 31, 2004, that they had identified certain matters involving the operation of our internal controls that they consider to be a material weakness. A "material weakness" is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

      The deficiency in our internal controls, as noted above, related to the timely reconciliation of income taxes required by SFAS No. 109. The unrecorded transactions and disclosure deficiency was detected in the audit process and has been appropriately recorded and disclosed in this Form 10-KSB.

      The matter identified by Stonefield Josephson, Inc. has been reviewed with management and with the Audit Committee. Management believes that the material weakness identified by Stonefield Josephson, Inc. was attributable in significant part to the purchase of The Mayo Group resulting in positive income requiring a tax provision calculation and our lack of internal accounting and finance personnel that possess technical expertise required to calculate a complex tax provision.

      We have implemented the following changes that have a material affect on our internal controls and procedures as they relate to financial reporting to respond to these matters. Our responsive actions include the engagement of a consultant to assist the Company with complex accounting issues including the tax provision, the hiring of a new chief financial officer that has experience in dealing with complex accounting issues and recruiting to increase staffing levels in certain areas of the finance organization.

      Our certifying officers believe that we have implemented sufficient compensating controls to minimize the risks associated with this material weakness identified by our independent auditors.

      Based on management's evaluation, and including consideration of the matter identified above, we believe the disclosure controls and procedures are effective.

Company Acknowledgement

In connection with the Company's responses to SEC Staff comments made by letter dated March 2, 2006, and as contained herein, the Company acknowledges that


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o     the company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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